April 19, 2006

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attn: Mr. Jeffery A Shady, Esq.

Re:	Exponent, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed April 5, 2006

File No. 0-18655

Dear Mr. Shady:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated April 14, 2006 in connection with the filing of the above-referenced preliminary proxy statement (the “Preliminary Proxy”). Pursuant to the Staff’s comments, we have revised portions of the originally filed Preliminary Proxy to separate the proposal to increase the number of authorized shares of capital stock from the proposal to effect a two-for-one stock split of our common stock.

Further, pursuant to your conversation with our counsel, Matthew Gosling of Heller Ehrman LLP, on April 18, 2006, we will be filing our definitive proxy statement (the “Definitive Proxy”), which reflects the revisions to the Preliminary Proxy that have been pre-cleared by you on April 18, 2006.

For your convenience, we are enclosing a copy of the Definitive Proxy and a marked version of the Definitive Proxy, showing changes from the originally filed Preliminary Proxy.

In addition, we acknowledge the following:

•	the actions taken by the Commission or the Staff in connection with accepting our changes to the Preliminary Proxy does not foreclose the Commission from taking any action with respect to the filing;

•	the actions taken by the Commission or the Staff in connection with accepting our changes to the Preliminary Proxy does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the acceptance of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 688-7053 if you have any questions.

Sincerely,

/s/ Richard L. Schlenker
Richard L. Schlenker
Chief Financial Officer